EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
OranjTek Co.

We hereby consent to the use in the amendment to the Registration Statement on Form S-1 (the “Registration Statement”) of our report dated August 22, 2014, relating to the balance sheet of OranjTek Co. (the “Company”) as of July 31, 2014 and the related statements of operations, stockholder’s equity and cash flows for the period from September 17, 2013 (inception) through July 31, 2014, which report includes an explanatory paragraph as to an uncertainty with respect to the Company’s ability to continue as a going concern, appearing in such Registration Statement.  We also consent to the reference to our firm under the Caption “Experts” in such Registration Statement.

/s/ Li and Company, PC
Li and Company, PC

Skillman, New Jersey
January 22, 2015